Exhibit T3E

Rate Change Announcement

Update to BlockFi Interest Account (BIA) Rates

BlockFi rates are increasing for BTC, ETH, USDC, GUSD, PAX, BUSD, and USDT across all rate tiers.

We continually set rates based on market dynamics for lending and borrowing. Our goal is to practice sound risk management and maintain earning opportunities for you with our BlockFi Interest Account (BIA).*

On Friday, July 1, 2022, we’re increasing our rates for BTC, ETH, USDC, GUSD, PAX, BUSD, and USDT across all tiers in the BlockFi Interest Account (BIA), with Tier 2 and 3 rate increases the most substantial. All tier amounts remain the same.

All rates displayed on the BlockFi rates page are current. We’ll make the following adjustments starting Friday, July 1, 2022:

Bitcoin (BTC) Updates [All clients]

Ethereum (ETH) Updates [All clients]

Stablecoin (USDC, GUSD, PAX, BUSD) Updates [US clients, BIAs held at BlockFi Inc.]

Stablecoin (USDC, GUSD, PAX, BUSD) Updates [Non-US clients, BIAs are held at BlockFi International.]

Tether (USDT)** Updates [Non-US clients, BIAs are held at BlockFi International.]

Background on Rate Updates

We set rates for the BlockFi Interest Account (BIA) by balancing prudent treasury and risk management principles amid shifting market conditions. Rates on cryptoassets held in BIA are primarily driven by institutional demand for borrowing assets.

These adjustments are part of our ongoing mission to deliver high-quality, long-term service for you while expanding our innovative product offerings in a competitive and scalable way. Throughout our history, we’ve maintained rewarding crypto interest yields even as cryptoasset prices have fluctuated. As our track record shows, rates may rise or fall, but BlockFi always remains committed to supporting your financial goals. You can see more details about how assets are managed on our platform here.

Why are crypto interest rates increasing?

There are three reasons why we’re able to raise rates:

1.	Effective risk management

2.	Decreasing market competition

3.	Changing macro yield environment

Effective risk management

Over the past several months, many market participants have increased yields to retail clients while we’ve generally maintained flat or decreasing rates in line with our overall treasury and risk management strategy.

Specifically, starting in September 2021, BlockFi has maintained a positive Net Interest Margin (NIM) for 9 consecutive months, meaning we generate more interest income from borrowers than we pay out to retail clients. In addition, BlockFi was cash flow positive in May 2022, which reflects our strong operational discipline and provides opportunities for further investment in products, support for more clients and bolsters our balance sheet.

BlockFi’s yield generation strategy has primarily focused on traditional borrow / lend methods supported by strong underwriting standards and a total portfolio approach to risk. Our risk framework combines counterparty credit analysis, collateral haircuts and portfolio limits based on stress testing. We carefully evaluate each market access venue in the crypto ecosystem and have largely avoided speculative bets into emerging or unproven DeFi yield protocols. For instance, BlockFi has never held any principal positions in UST / Anchor or stETH.

As crypto market volatility increased in May and June 2022, BlockFi was among the first to de-risk our credit and market risk exposure and stayed in close contact with all our major clients and counterparties, as described here, here and here. In addition, we’ve maintained 100% fulfillment of all retail client withdrawal requests within or ahead of the service level agreements contained in our terms of service.

The performance of our loan portfolio allows us to continue lending and borrowing even as we incorporate additional risk criteria during this period of volatility.

Decreasing market competition

We’ve maintained 100% uptime of our retail platform and institutional lending desk while risk management issues have led competitors to slow down or pause operations. In this time of market volatility, we believe we’ve solidified our position as a lender of choice for high-quality borrowers, resulting in increased pricing power.

As a result of the factors above, we’ve increased average loan yields from institutional borrowers materially since the beginning of June.

Caption: The average BlockFi Institutional Lending Yield for top market cap cryptoassets has increased in June 2022.

Changing macro yield environment

Over the past several months, we’ve seen important traditional market indicators, such as the US Treasury yields, increase dramatically. For instance, the 10-year Treasury yield rose from ~1.5% in January 2022 to ~3.5% in June 2022 (source).

As always, we seek to share as much yield from our lending business as possible with our retail clients through higher interest rates.

Changes to withdrawal fees

As of Friday, July 1, 2022 (UTC), we’re updating our crypto withdrawal fee structure to reflect market conditions. We’re lowering withdrawal fees on BTC, ETH, and Stablecoins while removing the one free withdrawal per month applicable to certain types of digital assets.

In 2022, over 75% of our crypto withdrawals have been honored without any fees. However, as costs have risen across the industry, we continued to offer one free withdrawal per month for certain types of digital assets. BlockFi was subsidizing this cost for our clients. Due to increased withdrawal demand, we’ve decided to implement a modest fee (maximum of $25) to cover the costs of honoring those requests. By removing the one free monthly withdrawal while subsequently lowering our withdrawal fees, we are better positioned to offer the best interest rates for assets on the platform.

Note: Stablecoin withdrawals via ACH bank transfer are always free, and connecting your bank account to your BlockFi account is fast and easy. Note there are fees associated with wire withdrawals.

These changes will be reflected on our fees page beginning on Friday, July 1, 2022 when they go into effect.

Caption: Updates to crypto withdrawal fees effective Jul 1, 2022

If you have any questions about our rates, products, or services, our world-class Client Support team is here to help. Contact us.

*The BIAs have not been registered under the Securities Act of 1933 and, unless otherwise exempt from those registration requirements, may not be offered or sold in the United States, to U.S. persons, for the account or benefit of a U.S. person or in any jurisdiction in which such offer would be prohibited.

**USDT will not be offered in the U.S. or to U.S. clients

***APYs reflect effective yield based on monthly compounding. Actual yield will vary based on account activity and compliance with BlockFi’s terms and conditions. Rates are largely dictated by market conditions, which are a key factor in BlockFi’s ability to provide our clients yield on their crypto assets. For more information, please see BlockFi’s Terms of Service.

Disclaimer: Nothing contained in this announcement should be construed as a solicitation of an offer to buy or offer, or recommendation, to acquire or dispose of any security, commodity, investment or to engage in any other transaction. The information provided in this announcement is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. This announcement is not directed to any person in any jurisdiction where the publication or availability of the announcement is prohibited, by reason of that person’s nationality, residence or otherwise.

Neither BlockFi nor any of its affiliates or representatives provide legal, tax or accounting advice. You should consult your legal and/or tax advisors before making any financial decisions.

Digital currency is not legal tender, is not backed by the government, and crypto interest accounts are not subject to FDIC or SIPC protections.

BlockFi International Ltd. is licensed to conduct digital asset business by the Bermuda Monetary Authority.